Exhibit 21.1

Subsidiary	Jurisdiction of Organization

CarLotz Group, Inc.	Delaware

Orange Grove Fleet Solutions, LLC	Virginia

Orange Peel, LLC	Virginia

Orange Peel Reinsurance Company, Ltd.	Turks and Caicos Islands, British West Indies

Orange Peel Protection Reinsurance, Ltd.	Turks and Caicos Islands, British West Indies

CarLotz, Inc.	Illinois

CarLotz Nevada, LLC	Delaware

CarLotz California, LLC	California